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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35658

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dowling & Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

190 Farmington Avenue

(No. and Street)

Farmington	CT	06037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Krista Hilbie	860.676.8600	krista@dowling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Whittlesey PC

(Name – if individual, state last, first, and middle name)

280 Trumbull Street, 24th Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)
01/10/2006		2538	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas A. Byrne _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dowling & Partners Securities, LLC _____ , as of 12/31 _____ , 2023 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Jesse Cavallaro
Notary Public, State of Connecticut
My Commission Expires 11/30/2028

Signature: _____

Title: _____
Chief Executive Officer/Principal

Notary Public

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DOWLING & PARTNERS SECURITIES, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

DOWLING & PARTNERS SECURITIES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Management of Dowling & Partners Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dowling & Partners Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Hartford, Connecticut
February 28, 2024

We have served as the Company's auditor since 2018.

DOWLING & SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$ 10,547,659
Deposits with clearing organization	250,000
Institutional research receivable	1,120,584
Commissions receivable	11,348
Designations receivable	696,100
Fixed assets (Note 3)	10,271
Other assets	251,322
	$ 12,887,284

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Incentive compensation payable	$ 4,703,829
Accounts payable and accrued expense	614,137
Distribuition payable to Parent Company	107,070
Total liabilities	5,425,036
Member's equity	7,462,248
	$ 12,887,284

DOWLING & PARTNERS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Business

Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

Institutional Research Receivable

The Company earns fees for the sales of institutional research. The delivery of research under these arrangements represents a distinct performance obligation that is satisfied over time. The fees are recorded when fixed and determinable, and a client notifies the Company of their intent to pay pursuant to Section 28 (e) of the Securities and Exchange Act of 1934. Such revenue is recognized over the period in which the performance obligation is satisfied. Cash received from clients before the performance obligation period ends is initially recorded as deferred revenue (a contract liability) in accounts payable and accrued expenses, and is recognized in institutional research revenue ratably over the period in which the related services are rendered. Receivables from contracts with clients are recognized in institutional research receivable when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer but the cash has not been yet received.

Designations Receivable

Designation fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee as a receivable until the cash payment is made, usually within 90 days.

Fixed Assets

Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Distributions to Parent Company

The Company declares distributions to the Parent Company no less than annually. Such distributions are recorded when declared and recorded as a liability until paid.

Income Taxes

The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

NOTE 3 - FIXED ASSETS

Fixed assets consisted of the following at December 31, 2023:

Equipment	$	377,479
Furniture and fixtures		546,916
Leasehold improvements		28,912
Total fixed assets		953,307
Less: accumulated depreciation		(943,036)
Total fixed assets	$	10,271

NOTE 4 - CONCENTRATION OF CREDIT RISK AND OFF-BALANCE-SHEET CREDIT RISK

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2023, uninsured cash and cash equivalent balances aggregated $10,297,658.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increases, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2023, the Company has recorded no liabilities with regard to this right.

NOTE 5 - NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of $6\text{-}^2/_3\%$ of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2023, the Company had net capital for regulatory purposes of $5,196,306 and a minimum net capital requirement of $361,669.

NOTE 6 - EXEMPTION FROM RULE 15C3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company currently leases office space under cancellable leases from its Parent Company. Both parties have the option to cancel the leases at any time with 30 days' notice. The Company would not incur any penalties or significant additional costs if the leases were terminated. Rental expense under these lease agreements was $468,530 for the year ended December 31, 2023, and is recorded in occupancy and equipment in the statement of operations.

The Company provides its products to an affiliated entity for a fee determined by the affiliate. During 2023, the fee earned was $1,800,000 of which $1,115,000 is included in institutional research receivable in the Company's statement of financial condition.

Substantially all compensation is paid pursuant to a Services Agreement between the Company and an affiliated entity.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain of its offices under cancellable operating leases.

Contingencies
The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

NOTE 9 - SUBSEQUENT EVENTS

As of February 28, 2024, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2023, which require recognition or disclosure in the financial statements.